UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM INFORMS EFFECTIVE IMPLEMENTATION OF
AZURE SCHEME OF ARRANGEMENT

Santiago, Chile, May 2, 2024 – Sociedad Química y Minera de Chile S.A. (“SQM” or the “Company”) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B) informs that on December 18, 2023, the Company announced that it had entered into an agreement with Hancock Prospecting Pty Ltd to make a joint offer to acquire up to 100% of the shares if does not already owns in the Australian company Azure Minerals Limited (“Azure”) at a price of A$3.70 per share.

The Company was informed that today, Azure lodged with the Australian Securities and Investments Commission a copy of the decision of the Supreme Court of Western Australia approving the joint acquisition. This means that all conditions to the scheme of arrangement by which the Azure shares will be acquired have been satisfied and the scheme of arrangement is valid and fully binding on the parties to the transaction. The acquisition is expected to be completed no later than May 9, 2024.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Irina Axenova / irina.axenova@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: May 2, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO